UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

KATE SPADE & COMPANY
(Name of Subject Company)

KATE SPADE & COMPANY
(Name of Person Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

485865109
(CUSIP Number of Class of Securities)

Craig A. Leavitt

Chief Executive Officer

Kate Spade & Company
2 Park Avenue
New York, New York 10016
(212) 354-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Thomas Linko	Robert B. Schumer
Senior Vice President, Chief Financial Officer	Justin G. Hamill
Kate Spade & Company	Paul, Weiss, Rifkind, Wharton & Garrison LLP
2 Park Avenue	1285 Avenue of the Americas
New York, New York 10016	New York, New York 10019
212-354-4900	(212) 373-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Kate Spade & Company (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 26, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Chelsea Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Coach, Inc., a Maryland corporation (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9) any and all of the outstanding shares (the “Shares”) of common stock, par value $1.00 per share, of the Company at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on May 26, 2017 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

As further described in Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings” below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. With respect to the litigation and the supplemental disclosures set forth in this Amendment, the defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. The additional disclosures are set forth below:

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

(i) Waiver Letter Agreements

Item 3 of the Schedule 14D-9 and the disclosure under “Waiver Letter Agreements—Messrs. Leavitt, Carrara, Linko, and Michno and Mses. Lloyd and Yanussi” are hereby amended and supplemented by adding an additional paragraph after the heading and before the first paragraph as follows:

“The Board of Directors instructed our executive officers not to engage in discussions or communications with Parent regarding specific employment or retention arrangements unless and until the Board of Directors granted specific permission to do so. On May 4, 2017, Parent provided the Company and Paul Weiss with the initial drafts of the Waiver Letters as described below.  On May 5, 2017, following the understanding by the Board of Directors as to the agreement on certain material terms of the proposed Merger Agreement, including the Board of Directors’ acceptance of the Offer Price (subject to negotiation of a definitive merger agreement), the Board of Directors authorized the executive officers to begin discussions with Parent with respect to their employment retention arrangements.  The Waiver Letters were then negotiated directly between the executive officers and their separately retained counsel David & Gilbert, LLP,  and Parent and its counsel Fried, Frank, Harris, Shriver & Jacobson LLP. The executives kept the Board of Directors and Paul Weiss informed of the progress of the negotiations.”

(ii) Deal Completion Bonus Letters

Item 3 of the Schedule 14D-9 and the disclosure under “Deal Completion Bonus Letters—Messrs. Carrara and Linko” are hereby amended and supplemented by adding an additional paragraph after the heading and before the first paragraph as follows:

“On May 7, 2017, the Compensation Committee of the Board of Directors approved a special one-time cash deal completion bonus (described below) for each of Messrs. Carrara and Linko to acknowledge their integral roles with the Company and significant contributions in entering into the Merger Agreement.”

(iii) 2017 Annual Incentive Plan

Item 3 of the Schedule 14D-9 and the disclosure under “2017 Annual Incentive Plan” are hereby amended and supplemented by amending and restating paragraph one as follows:

“Prior to the Company’s entry into the Merger Agreement and in connection with the Board of Director’s decision to explore strategic alternatives for the Company, on March 2, 2017 the Compensation Committee of the Board of Directors, as part of a plan taken to provide for appropriate retention for Company employees in the event a transaction was effected that results in a change in control of the Company and to allay concerns and uncertainty that would otherwise arise among the Company’s employees who did not have written severance agreements, took actions to provide that in the event of a “change in control” of the Company, each employee, including each executive officer, who is a participant in the Company’s 2017 Annual Incentive Plan (“2017 AIP”) shall receive 100% of his or her target bonus under the 2017 AIP, notwithstanding anything to the contrary in any Company benefit plan. Further, pursuant to the Merger Agreement and other than as expressly provided in the Waiver Letters described herein, the Company and Parent have agreed that 2017 AIP bonuses shall be paid by the Surviving Corporation at the time or times that the 2017 AIP bonuses would normally be paid by the Company, but in no event later than March 15, 2018, subject to such participant’s continued employment through the payment date; provided, however, that any 2017 AIP participant whose employment is terminated without “cause” or who voluntary resigns with “good reason” (each, as defined in the Company’s 2013 Stock Incentive Plan) on or following the Merger closing date and prior to the 2017 AIP bonus payment date shall be entitled to receive his or her 2017 AIP bonus, payable as soon as reasonably practicable following the date of such termination.”

Item 4.   The Solicitation or Recommendation.

(i) 2017 Annual Incentive Plan

Item 4 of the Schedule 14D-9 and the disclosure under “Background of Offer and Merger” are hereby amended and supplemented by:

(a) inserting the following sentences at the end of the twenty-fifth paragraph:

“The confidentiality agreement contained customary standstill provisions. However, upon the announcement of the execution of definitive agreements with respect to the acquisition of a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets, Party A would no longer be precluded from making an offer, whether private or public, to acquire the Company’s securities or assets.  Accordingly, Party A is not currently restricted from making a potential superior proposal, and no such proposal has been made.”

(b) inserting the following sentences at the end of the twenty-seventh paragraph:

“The confidentiality agreement contained customary standstill provisions. However, upon the announcement of the execution of definitive agreements with respect to the acquisition of a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets, Party B would no longer be precluded from making a private proposal to the Company’s Board to acquire the Company’s securities or assets.  Accordingly, Party B is not currently restricted from making a potential superior proposal, and no such proposal has been made.”

(ii) Employment Retention Arrangements

Item 4 of the Schedule 14D-9 and the disclosure under “Background of Offer and Merger” is hereby amended and supplemented by amending and restating the forty-sixth paragraph as follows:

“On May 5, 2017, following agreement upon certain material terms of the Merger Agreement between Parent and the Company, the Company’s CEO and CCO met with Mr. Luis at the offices of Parent to discuss certain specific employment retention arrangements for the CEO and CCO.  Additionally, later that day, the Company’s COO had a telephone call with Mr. Luis to discuss certain specific employment retention arrangements for the COO.  No monetary terms were discussed during the discussions. Following such discussions, the Board of Directors held a meeting, which was attended by members of the Company’s senior management team and representatives from Perella Weinberg and Paul Weiss, to review and discuss the progress made in the negotiations and the terms still under negotiation in the Merger Agreement. Paul Weiss provided an update on the Merger Agreement discussions, noting that the terms of the then-current draft Merger Agreement provided a high degree of certainty of closing. Following the discussion, the Board of Directors instructed the Company’s senior management, as well as Perella Weinberg and Paul Weiss, to proceed with negotiating a transaction.”

(iii) Sensitivities with respect to the Projections

Item 4 of the Schedule 14D-9 and the disclosure under “Certain Unaudited Prospective Financial Information” are hereby amended and supplemented by inserting the following at the end of the section:

“In addition, Perella Weinberg, together with, and based on significant input from, management of the Company and in consultation with the Board of Directors, developed sensitivities with respect to the Projections, which sensitivities were prepared for use in Perella Weinberg’s analyses, as described under the heading “— Opinion of Perella Weinberg Partners LP”.  Set forth below are the projected EBITDA and unlevered free cash flow data utilized in the second quarter through fourth quarter of 2017 through 2019 for (i) Company Forecast DCF, (ii) Wall Street Consensus DCF and (iii) the 2017 Trend Sensitivities DCF (as such terms are defined below) that, in one sensitivity, assumed that the Company’s 2017 first quarter performance would continue throughout FY 2017 and incorporated the Projections growth rate for FY 2018 and 2019 EBITDA (“2017 Trend Plus Projection DCF”) and, in the other sensitivity, assumed that the Company’s 2017 first quarter performance would continue throughout 2017 and incorporated the Wall Street consensus growth rate projected for FY 2018 and 2019 EBITDA (“2017 Trend Plus Wall Street Consensus DCF”).  In each sensitivity, EBITDA was adjusted for stock-based compensation ($19 million, $28 million, and $26 million in the second quarter through fourth quarter of 2017, 2018, and 2019, respectively).

Company Forecast DCF

	Fiscal years
	$ in millions
	2017 (Q2-Q4)	2018	2019
EBITDA	$220	$320	$404
Unlevered Free Cash Flow	$39	$81	$139

Wall Street Consensus DCF

	Fiscal years
	$ in millions
	2017 (Q2-Q4)	2018	2019
EBITDA	$221	$272	$327
Unlevered Free Cash Flow	$39	$52	$93

2017 Trend Plus Projection DCF

	Fiscal years
	$ in millions
	2017 (Q2-Q4)	2018	2019
EBITDA	$188	$279	$352
Unlevered Free Cash Flow	$20	$56	$108

2017 Trend Plus Wall Street Consensus DCF

	Fiscal years
	$ in millions
	2017 (Q2-Q4)	2018	2019
EBITDA	$188	$236	$284
Unlevered Free Cash Flow	$20	$31	$67

Item 8.   Additional Information.

(i)            Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of subsection “Legal Proceedings”:

“The Company believes that the claims asserted in the Rosenfeld vs. Kate Spade & Company, et al., Case No. 1:17-CV-04085 (S.D.N.Y); Ali vs. Kate Spade & Co., et al., Case No. 1:17-CV-04125 (S.D.N.Y.); Steinberg vs. Kate Spade & Company, et al., Case No. 1:17-CV-04155 (S.D.N.Y.); Garcia vs. Kate Spade & Company, et al., Case No. 1:17-CV-04177 (S.D.N.Y.); and Jauregui vs. Kate Spade & Company, et al., Case No. 1:17-CV-04205 (S.D.N.Y.) complaints are without merit.  However, in order to alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its shareholders, the Company and the other named defendants in the complaints signed a memorandum of understanding to settle Plaintiffs’ claims, pursuant to which the Company is hereby disclosing certain additional disclosures (the “Supplemental Disclosures”). The Company denies the allegations of the complaints, and denies any violations of law. The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. To the extent that information in the Supplemental Disclosures differs from information contained in the Schedule 14D-9, the information set forth above supersedes such information contained in the Schedule 14D-9. With respect to such complaints, the Company denies that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. The Company has not admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required.”

(ii)           Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last two sentences of the subsection entitled “Japanese Antitrust Laws” and adding the following sentences at the end of such subsection (as defined in the Schedule 14D-9, “JFTC” refers to the Japan Fair Trade Commission):

“The JFTC informed Parent on June 27, 2017 (Japan time), that the JFTC has cleared the transaction under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended). Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period applicable to the consummation of the Offer or Merger with respect to the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) has been satisfied.  As of June 27, 2017 (Japan time), the offer condition relating to the governmental consents has been satisfied and all regulatory clearances have been obtained.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

KATE SPADE & COMPANY

By:	/s/ George M. Carrara
Name:	George M. Carrara
Title:	President and Chief Operating Officer

Dated: June 28, 2017